BINGHAM DANA

Bingham Dana LLP
150 Federal Street
Boston, Massachusetts
02110-1726
T 617.951-8383
F 617.951.8736
www.bingham.com

                                 April 5, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  CitiFunds(R) Tax Free Income Trust:
             CitiSM National Tax Free Income Fund
             CitiSM New York Tax Free Income Fund
             CitiSM California Tax Free Income Fund
          (File Nos. 33-5819 and 811-5034)

Ladies and Gentlemen:

On behalf of our client, CitiFunds Tax Free Income Trust, a Massachusetts business trust (the "Trust"), we request the withdrawal of the 485APOS filing of Post-Effective Amendment No. 28 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 29 to the Trust's Registration Statement under the Investment Company Act of 1940 (the "Amendment") on April 5, 2001, accession number 0000950156-01-000184. This document was inadvertently filed due to a technical error by the entity making the filing. (The correct document was later filed pursuant to Rule 485(b) and was accepted.)

The Amendment relates to the above-referenced series of the Trust.

Please call the undersigned at 617-951-8383 with any questions relating to this request.

                                             Sincerely,

                                             Jennifer H. Hurford

cc:  Briccio B.  Barrientos